UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2019

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On September 25, 2019, Dr. Schmuel Hess, Chief Executive Officer of Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), delivered his notice of resignation to the Company, which resignation will become effective on December 23, 2019. Dr. Hess resigned for personal reasons. Pending selection of a new Chief Executive Officer, the Company currently intends to appoint Professor Dror Mevorach, the Company’s founder and Chief Scientific Officer, as interim Chief Executive Officer, commencing upon the effectiveness of Dr. Hess’ resignation.

This Report on Form 6-K of the Company is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-203114 and 333-210459) and Form F-3 (File Nos. 333-232009 and 333-232413) filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name: Title:	Shai Novik Executive Chairman

Date: September 30, 2019

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